UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39188

Cincinnati Bancorp, Inc.
(Exact name of registrant as specified in its charter)

6581 Harrison Avenue, Cincinnati, Ohio 45247; (513) 574-3025
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧ (1)
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	⌧ (2)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

(1)
The Registrant, a savings and loan holding company, is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, to terminate its duty to file reports with respect to the class of securities described above.

(2)
The Registrant is suspending its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to no-actions letters granted by the Securities and Exchange Commission (e.g., Greer Bancshares, Incorporated (March 4, 2015); Madison Bancorp, Inc. (May 27, 2015)).

Approximate number of holders of record as of the certification or notice date:  210

Pursuant to the requirements of the Securities Exchange Act of 1934, Cincinnati Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2023	By:	/s/ Robert A. Bedinghaus
Robert A. Bedinghaus
Chairman and Chief Executive Officer